[Helmerich & Payne, Inc. Letterhead]

Steven R. Mackey

Executive Vice President, Secretary and General Counsel

March 18, 2009

VIA EDGAR and FAX at (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. H. Roger Schwall

Re:          Helmerich & Payne, Inc.

Form10-K for the Fiscal Year Ended September 30, 2008

Filed November 26, 2008

Schedule 14A

Filed January 26, 2009

File No. 1-04221

Dear Mr. Schwall:

As per our telephone conversation yesterday, Tuesday, March 17, 2009, we hereby confirm our request and your grant of an extension of time to respond to the comment letter of the Securities and Exchange Commission dated March 10, 2009.  Specifically, we anticipate completing and submitting our response on or before March 31, 2009.

Thank you for your consideration.  If you have any questions concerning the foregoing, please contact me at (918) 588-5432.

Sincerely,
/s/ Steven R. Mackey
Steven R. Mackey